General Municipal Money Market Fund
Statement of Investments
August 31, 2005 (Unaudited)

Tax Exempt Investments--99.7%	Principal Amount ($)	Value ($)
Alabama--3.3%		
Birmingham Industrial Development Board, SWDR		
(American Cast Iron Co. Project)		
2.59% (LOC; Southtrust Bank)	3,970,000 a	3,970,000
The Industrial Development Board of the City of Fultondale		
IDR (Melsur Corp. Project)		
2.64% (LOC; Amsouth Bank)	3,765,000 a	3,765,000
Jefferson County:		
Limited Obligation School Warrants 2.50% (Insured;		
AMBAC and Liquidity Facility; DEPFA Bank PLC)	10,000,000 a	10,000,000
Sewer Revenue, Refunding 2.57% (Insured; XLCA		
and Liquidity Facility; Bank of America)	32,600,000 a	32,600,000
Troy Health Care Authority, Sarha Lease Revenue		
(Southeast Alabama Rural Health)		
2.56% (LOC; Regions Bank)	2,685,000 a	2,685,000
Arizona--1.0%		
Maricopa County Industrial Development Authority, MFHR		
Refunding (San Clemente Apartments Project)		
2.57% (Insured; FNMA and Liquidity Facility; FNMA)	8,200,000 a	8,200,000
Salt River Project Agricultural Improvement and Power District,		
Electric System Revenues (Salt River Project)		
5.25%, 1/1/2006	7,665,000	7,731,954
Arkansas--.4%		
Arkansas Development Finance Authority, MFHR		
(Chapelridge of Cabot Housing Project)		
2.57% (LOC; Regions Bank)	6,675,000 a	6,675,000
California--5.4%		
Access to Loans for Learning Student Loan Corporation,		
Student Loan Revenue 2.58% (LOC; State Street Bank		
and Trust Co.)	10,200,000 a	10,200,000
California Housing Finance Agency, Revenue		
2.38% (Insured; FSA and Liquidity Facility; Dexia Credit		
Locale)	21,200,000 a	21,200,000
California Pollution Control Financing Authority, SWDR		
(Norcal Waste System Inc. Project)		
2.46% (LOC; Comerica Bank)	8,250,000 a	8,250,000
FHLMC Multifamily Certificates,		
Housing Revenue 2.59% (Insured; FHLMC		
and Liquidity Facility; FHLMC)	18,293,319 a	18,293,319
Los Angeles, Wastewater System Revenue,		
Refunding:		
2.15%, 12/15/2005 (Insured; FGIC and Liquidity		
Facility; FGIC)	14,000,000	13,987,039
2.15%, 12/15/2005 (Insured; FGIC and Liquidity		

Facility; FGIC)	16,000,000	15,985,188

Colorado--2.7%

Colorado Educational and Cultural Facilities Authority, Revenue (Vail Mountain School Project) 2.57% (LOC; Key Bank)	5,000,000 a	5,000,000
City and County of Denver: Airport Revenue: 2.57% (Insured; FSA and Liquidity Facility; Merrill Lynch)	1,340,000 a	1,340,000
Refunding 2.39% (Insured; MBIA and Liquidity Facility; Bank One)	10,000,000 a	10,000,000
MFHR 2.62% (Liquidity Facility; Merrill Lynch)	5,915,000 a	5,915,000
Lafayette Exemplatory Improvement District, Special Assessment Revenue, Refunding 2.53% (LOC; U.S. Bank NA)	3,250,000 a	3,250,000
Lakewood Housing Authority, MFHR (Ridgemoor Apartments Project) 2.57% (Insured; FNMA)	7,750,000 a	7,750,000
Southern Ute Indian Tribe of Southern Ute Indian Reservation, Industrial Revenue 2.55%	10,000,000 a	10,000,000

District of Columbia--.3%

District of Columbia Water and Sewer Authority Public Utility Revenue (Merlots Program) 2.40% (Insured; FSA and LOC; Wachovia Bank)	5,400,000 a	5,400,000

Florida--7.7%

Bay County Housing Finance Authority, SFMR (Merlots Program) 2.45% (Liquidity Facility; Wachovia Bank and LOC: FNMA and GNMA)	4,080,000 a	4,080,000
Beacon Tradeport Community Development District, Special Assessment Revenue 2.54% (Insured; Radian Bank and Liquidity Facility; Merrill Lynch)	8,250,000 a	8,250,000
Broward County Health Facilities Authority, Revenue (John Knox Village Project) 2.50%, (Insured; Radian and Liquidity Facility; Suntrust Bank)	12,015,000 a	12,015,000
Capital Trust Agency, MFHR 2.65% (LOC; AIG SunAmerica Assurance)	15,005,000 a	15,005,000
Dade County Industrial Development Authority, IDR (Spectrum Programs Inc. Project) 2.55% (LOC; Bank of America)	395,000 a	395,000
Florida Municipal Power Agency, Electric Revenue, CP 2.55%, 11/14/2005 (LOC; Wachovia Bank)	14,063,000	14,063,000
Greater Orlando Aviation Authority, Airport Facilities Revenue 2.42% (Insured; FSA and Liquidity Facility; Suntrust Bank)	15,000,000 a	15,000,000
Gulf Breeze Healthcare Facilities, Revenue (Heritage Healthcare Project) 2.65% (Liquidity Facility; AIG SunAmerica Assurance)	3,470,000 a	3,470,000
Jacksonville Electric Authority, Electric System Revenue, CP 2.67%, 11/17/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	10,000,000	10,000,000
Jacksonville Health Facilities Authority, Health Facilities Revenue, CP 2.65%, 12/20/2005	10,000,000	10,000,000

Kissimmee Utility Authority, Electric Revenue, CP		
2.70%, 11/14/2005 (Liquidity Facility; JPMorgan Chase Bank)	15,900,000	15,900,000
Miami-Dade County Industrial Development Authority, IDR		
(Tarmac America Project) 2.55% (LOC; Bank of		
America)	3,200,000 a	3,200,000
Orange Country Health Facilities Authority, Revenue:		
2.57% (Insured; FSA and Liquidity Facility;		
JPMorgan Chase Bank)	10,400,000 a	10,400,000
(Presbyterian Retirement Project) 2.55% (LOC; Bank of		
America)	2,500,000 a	2,500,000
Sarasota County Health Facility Authority, Revenue		
(Bay Village Project) 2.55% (LOC; Bank of America)	1,300,000 a	1,300,000

Georgia--6.3%

Albany-Dougherty County Hospital Authority, Revenue		
2.48% (Insured; AMBAC and Liquidity Facility;		
Lehman Liquidity LLC)	11,400,000 a	11,400,000
Atlanta, Airport Revenue, Refunding,		
2.50% (Insured; MBIA and Liquidity Facility; Bayerische		
Landesbank)	40,000,000 a	40,000,000
Atlanta Urban Residential Finance Authority, MFHR		
(Lindbergh City Center Apartment) 2.56% (LOC; Regions		
Bank)	5,000,000 a	5,000,000
Canton Housing Authority, MFHR		
(Alberta Ridgewalk Apartments Project) 2.57% (LOC;		
Amsouth Bank)	7,500,000 a	7,500,000
Columbia County Development Authority, Private Schools		
Revenue (Augusta Preparatory Project)		
2.54% (LOC; Wachovia Bank)	3,300,000 a	3,300,000
Jefferson Development Authority, IDR		
(Ringwood Containers Project)		
2.55% (LOC; Bank of America)	800,000 a	800,000
Roswell Housing Authority, MFHR		
(Park Ridge Apartments Project) 2.56% (Insured; FNMA)	8,200,000 a	8,200,000
Savannah Economic Development Authority,		
Industrial Revenue (Home Depot Project)		
2.53% (LOC; SunTrust Bank)	5,000,000 a	5,000,000
Savannah Housing Authority, MFHR		
(Bradley Pointe Apartments Project)		
2.55% (LOC; Key Bank)	3,500,000 a	3,500,000
Willacoochee Development Authority, PCR		
(Langboard Inc. Project) 2.54% (LOC; SunTrust Bank)	17,000,000 a	17,000,000

Hawaii--1.0%

Hawaii Pacific Health, Special Purpose Revenue		
(Department of Budget and Finance) 2.47% (Insured;		
Radian Bank and Liquidity Facility; Bank of Nova Scotia)	14,500,000 a	14,500,000
Hawaii State Department of Budget and Finance, Special		
Purpose Revenue, 2.57% (Insured; XLCA		
and Liquidity Facility; Merrill Lynch)	2,500,000 a	2,500,000

Idaho--.4%

Idaho Housing and Finance Association, SFMR		
2.50%, 2/1/2006	6,250,000	6,250,000

Illinois--5.7%

Chicago O'Hare International Airport, Special Facility Revenue (O'Hare Technical Center II Project) 2.57% (LOC; ABN-AMRO)	8,000,000	a	8,000,000
Cook County, GO Notes (Merlots Program) 2.40% (Insured; AMBAC and Liquidity Facility; Wachovia Bank)	3,580,000	a	3,580,000
Elgin, College and University Revenue (Judson College Project) 2.60% (LOC; Bank One)	700,000	a	700,000
Illinois Development Finance Authority:			
IDR:			
(Durex Industries Project) 2.57% (LOC; ABN-AMRO)	4,200,000	a	4,200,000
(Wisconsin Tool Project) 2.59% (LOC; Bank One)	4,150,000	a	4,150,000
SWDR (Waste Management Inc. Project) 2.55% (LOC; Wachovia Bank)	7,000,000	a	7,000,000
Illinois Educational Facilities Authority College and University Revenue:			
(Augustana College) 2.54% (LOC; ABN-AMRO)	3,500,000	a	3,500,000
(Aurora University) 2.45% (LOC; Fifth Third Bank)	4,000,000	a	4,000,000
Illinois Health Facilities Authority, Revenues (Evanston Hospital Corp.) CP:			
2.85%, 9/22/2005	5,000,000		5,000,000
2.53%, 10/13/2005	10,000,000		10,000,000
2.65%, 12/1/2005	10,000,000		10,000,000
Regional Transportation Authority, Sales Tax Revenue Refunding 2.37% (Liquidity Facility; DEPFA Bank)	10,000,000	a	10,000,000
Roaring Fork Municipal Products LLC, Revenue:			
2.57% (Liquidity Facility; The Bank of New York)	12,465,000	a	12,465,000
2.64% (Insured; FSA and Liquidity Facility; The Bank of New York)	10,340,000	a	10,340,000

Indiana--.2%

Indiana Housing Finance Authority, SFMR (Merlots Program) 2.45% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1,160,000	a	1,160,000
Indiana State University, College and University Revenue (Student Fee Program) 3.50%, 10/1/2005 (Insured; AMBAC)	2,055,000		2,057,485

Iowa--1.8%

Iowa Finance Authority:			
SFHR 2.58% (Liquidity Facility; Wells Fargo Bank)	10,135,000	a	10,135,000
Wellness Facility Revenue (Community YMCA Marshalltown Project) 2.55% (LOC; Bank of America)	11,610,000	a	11,610,000
Louisa County, PCR, Refunding (Midwest Power Systems Inc. Project) 2.45%	7,000,000	a	7,000,000

Kansas--1.8%

Wichita, GO Renewal and Improvement Temporary Notes 3.75%, 2/9/2006	15,000,000		15,075,772
Kansas Development Finance Authority, MFHR:			
(Delaware Highlands) 2.59% (LOC; FHLB)	2,500,000	a	2,500,000
Refunding (Chesapeake Apartments Project) 2.53% (LOC; FHLB)	5,000,000	a	5,000,000

Mission, MFHR, Refunding (The Falls Apartments Project) 2.60% (Insured; FNMA)	6,000,000 a	6,000,000

Kentucky--4.7%

Bardstown, Industrial Building Revenue (Linpac Materials Handling) 2.82% (LOC; Bank One)	4,960,000 a	4,960,000
Elliott County, Residential Mortgage Revenue 2.85% (GIC; Bayerische Landesbank)	9,000,000 a	9,000,000
Fort Mitchell, Kentucky League of Cities Funding Trust, LR, Trust Lease Program 2.51% (LOC; U.S. Bank NA)	9,200,000 a	9,200,000
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC) 2.63% (LOC; Deutsche Bank)	43,000,000 a	43,000,000
Kentucky Economic Development Finance Authority: Health Facilities Revenue (Kentucky Easter Seal Society Project) 2.60% (LOC; Bank One)	2,300,000 a	2,300,000
Industrial Building Revenue (Republic Services Inc. Project) 2.55% (LOC; Bank One)	6,100,000 a	6,100,000
Lexington-Fayette Urban County Government, IDR (YMCA Central Kentucky Inc. Project) 2.50% (LOC; Bank One)	1,700,000 a	1,700,000

Louisiana--5.3%

Calcasieu Parish Incorporation Industrial Development Board, Environmental Revenue (Citgo Petroleum Corp.) 2.46% (LOC; Natexis Banques Populares)	5,000,000 a	5,000,000
Jefferson Parish Home Mortgage Authority, SFMR: 2.53% (Insured: FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3,955,000 a	3,955,000
2.53% (Insured; FNMA and GNMA and Liquidity Facility; Lehman Liquidity LLC)	3,450,000 a	3,450,000
Lake Charles Harbor and Terminal District, Airport Revenue (Port Improvement) 2.70% (LOC; Hibernia Bank)	17,500,000 a	17,500,000
Louisiana Local Government Environmental Facilities and Community Development Authority, College and University Revenue (Northwestern State University Student Housing) 2.57% (LOC; Regions Bank)	2,750,000 a	2,750,000
Louisiana Public Facilities Authority: College and University Revenue (Tiger Athletic Foundation Project): 2.60% (LOC; Hibernia Bank)	15,000,000 a	15,000,000
2.84% (LOC; Hibernia Bank)	6,075,000 a	6,075,000
Revenue: (Blood Center Properties Inc. Project) 2.60% (LOC; Bank One)	1,700,000 a	1,700,000
(Equipment and Capital Facilities Pooled) 2.84% (LOC; Hibernia Bank)	21,845,000 a	21,845,000
New Orleans, Sewage Service, BAN 3%, 7/26/2005	9,000,000	9,010,318

Maine--.3%

Maine Housing Authority, General Housing Revenue 2.58% (GIC; Trinity Plus Funding Co. and Liquidity		

Facility; Merrill Lynch)	4,950,000 a	4,950,000

Maryland--1.0%

Frederick County, Revenue		
(Homewood Inc. Facility) 2.59% (LOC; M&T Bank)	9,700,000 a	9,700,000
Maryland Economic Development Corporation, Revenue		
(CWI Limited Partnership Facility)		
2.74% (LOC; M&T Bank)	3,400,000 a	3,400,000
Maryland Industrial Development Financing Authority,		
Revenue (Mercy High School Facility)		
2.59% (LOC; M&T Bank)	3,665,000 a	3,665,000

Massachusetts--3.6%

Koch Certificates of Trust, Revenue		
2.59% (Insured; AMBAC and Liquidity Facility; State		
Street Bank and Trust Co.)	1,364,000 a	1,364,000
Massachusetts, GO Notes, Refunding 5%, 12/1/2005	19,000,000	19,121,448
Massachusetts Development Finance Agency:		
College and University Revenue (Wentworth Institute of		
Technology) 2.57% (Insured; Radian Bank and Liquidity		
Facility; Bank of America)	11,600,000 a	11,600,000
Revenue (Edgewood Retirement) 2.53% (LOC; Bank		
of America)	16,055,000 a	16,055,000
Wachusett Regional School District, GO Notes, BAN		
3%, 10/14/2005	11,000,000	11,006,341

Michigan--3.8%

Detroit, Sewer Disposal Revenue 2.55%, 10/5/2005		
(Insured; FGIC and Liquidity Facility; FGIC)	9,000,000	9,000,000
Garden City Hospital Finance Authority, HR		
(Garden City Hospital Obligation) 2.53% (LOC; National		
City Bank)	400,000 a	400,000
Jackson County Economic Development Corporation,		
College and University Revenue		
(Spring Arbor College Project) 2.56% (LOC; Comerica Bank)	400,000 a	400,000
Michigan, GO Notes 3.50%, 9/30/2005	10,000,000	10,011,721
Michigan Higher Education Student Loan Authority, Student		
Loan Revenue 2.39% (Insured; AMBAC and		
Liquidity Facility; Lloyds TSB Bank)	16,000,000 a	16,000,000
Michigan Hospital Finance Authority, Revenues		
Healthcare Equipment Loan Program		
2.54% (LOC; ABN-AMRO)	12,400,000 a	12,400,000
Michigan Housing Development Authority, LOR		
(Laurel Valley) 2.57% (LOC; Bank One)	1,100,000 a	1,100,000
Michigan Municipal Bond Authority, Revenue		
4%, 8/18/2006 (LOC; JPMorgan Chase Bank)	8,000,000	8,080,691
Michigan Strategic Fund, LOR:		
(D&R Paint Co. Project) 2.58% (LOC; Fifth		
Third Bank)	3,615,000 a	3,615,000
(Hope Network Project)		
2.67% (LOC; National City Bank)	555,000 a	555,000

Minnesota--1.0%

Minnesota Housing Finance Agency, Revenue

(Residential Housing Finance) 2.30%, 12/14/2005	5,000,000	5,000,000
Roaring Fork Municipal Products LLC, Revenue		
2.64% (Liquidity Facility; The Bank of New York)	7,985,000 a	7,985,000
Saint Paul Housing and Redevelopment Authority, MFHR		
Refunding (Hampden Square Apartments)		
2.65% (LOC; FNMA)	2,840,000 a	2,840,000

Mississippi--1.5%

Medical Center Educational Building Corporation, Revenue		
(Pediatric and Research Facilities Project) 2.50%		
(Insured; AMBAC and Liquidity Facility; Bank One)	6,000,000 a	6,000,000
Mississippi Business Finance Corporation, IDR		
(Bruce Furniture Industries Project)		
2.59% (LOC; Wachovia Bank)	3,500,000 a	3,500,000
Mississippi Development Bank, Special Obligation Revenue		
(MSLoan Program-DeSoto County Convention Center		
Project) 2.52% (Insured; AMBAC		
and Liquidity Facility; Dexia Credit Locale)	14,765,000	14,765,000

Missouri--.3%

Kansas City Industrial Development Authority, Revenue		
(Alphapointe Association for the Blind)		
2.59% (LOC; U.S. Bank NA)	5,295,000 a	5,295,000

Montana--.1%

Montana Facility Finance Authority, Revenue		
(Mission Ridge Project) 2.50% (LOC; ABN-AMRO)	2,400,000 a	2,400,000

Nevada--3.8%

Clark County:		
Airport Revenue 2.42% (Insured; XLCA		
and Liquidity Facility; Bayerische-Landesbank)	36,100,000 a	36,100,000
IDR (Southwest Gas Corp. Project)		
2.45% (LOC; Bank of America)	6,000,000 a	6,000,000
Nevada Housing Division, Multiple-Unit Housing Revenue		
(Silverado Ranch) 2.55% (Insured; FNMA)	6,710,000 a	6,710,000
Washoe County, Gas Facilities Revenue		
2.53% (Insured; MBIA and Liquidity Facility; Lehman		
Liquidity LLC)	11,975,000 a	11,975,000

New Hampshire--.7%

New Hampshire Health and Education Authority,		
HR (Wentworth Douglass Hospital)		
2.42% (Insured; Radian and		
Liquidity Facility; Bank of America)	10,000,000 a	10,000,000
New Hampshire Housing Finance Authority, SFHR		
(Merlots Program) 2.45% (Liquidity Facility; Wachovia		
Bank)	635,000 a	635,000

New Jersey--1.7%

Middlesex County, GO Notes, BAN		
3.25%, 1/9/2006	5,000,000	5,008,748

New Jersey, TRAN 4%, 6/23/2006	12,000,000	12,111,226
Union County, GO Notes, BAN		
3.25%, 3/1/2006	10,000,000	10,025,955

New Mexico--1.2%

New Mexico Housing Authority, Region III, MFHR		
(Cottonwood Apartments Project) 2.75%, 12/30/2005	9,000,000	9,000,000
New Mexico Income Housing Authority Region III, LR		
(Lease Purchase Program) 2.54%		
(Liquidity Facility; Societe Generale)	10,000,000 a	10,000,000

New York--1.5%

Metropolitan Transportation Authority,		
Dedicated Tax Fund		
2.45% (Insured; AMBAC and Liquidity Facility;		
Wachovia Bank)	10,400,000 a	10,400,000
Nassau County Tobacco Settlement Corporation,		
Tobacco Settlement Revenue		
2.57% Liquidity Facility; Merrill Lynch)	6,930,000 a	6,930,000
New York State Urban Development Corporation, Correctional		
and Youth Facilities Service Revenue 2.54%		
(Liquidity Facility; Merrill Lynch)	7,375,000 a	7,375,000

North Carolina--.8%

Cleveland County Industrial Facilities and Pollution Control		
Financing Authority, Industrial Revenue		
(Curtiss-Wright Flight System) 2.55% (LOC; Bank of		
America)	8,400,000 a	8,400,000
Robeson County Industrial Facilities and Pollution Control		
Financing Authority, Industrial Revenue (CB System		
LLC Project) 2.59% (LOC; Wachovia Bank)	4,000,000	4,000,000

Ohio--3.2%

Athens County Port Authority, Housing Revenue		
(Housing for Ohio Inc. Project) 2.54% (LOC; Wachovia		
Bank)	2,000,000 a	2,000,000
Cleveland-Cuyahoga County Port Authority, Educational		
Facility Revenue (Laurel School Project)		
2.57% (LOC; Key Bank)	3,700,000 a	3,700,000
Clinton County, HR (Memorial Hospital)		
2.49% (LOC; Fifth Third Bank)	6,435,000 a	6,435,000
Cuyahoga Community College District		
Revenue 2.52% (Insured; AMBAC and		
Liquidity Facility; Key Bank)	4,900,000 a	4,900,000
Grove City, Multi-Family Housing and Mortgage Revenue		
(Regency Arms Apartments)		
2.54% (LOC; FNMA)	2,470,000 a	2,470,000
Hamilton County:		
EDR (Taft Museum Project)		
2.51%, (LOC; Fifth Third Bank)	5,535,000 a	5,535,000
Hospital Facilities Revenue		
2.58% (Liquidity Facility; Merrill Lynch)	10,000,000 a	10,000,000
Lima, HR (Lima Memorial Hospital Project)		
2.60% (LOC; Bank One)	2,455,000 a	2,455,000

Ohio Higher Educational Facility Commission, LR
  (Higher Educational Facility Pooled Program):
    2.55% (LOC; Fifth Third Bank)   2,100,000 a   2,100,000
    2.55% (LOC; Fifth Third Bank)   600,000 a   600,000
Stark County Port Authority, Revenue
  (Community Action Agency Project)
  2.60% (LOC; Bank One)   1,210,000 a   1,210,000
Washington County, HR (Marietta Area Health
  Credit Inc.) 2.49% (Insured; FSA and Liquidity Facility;
  Bank One)   10,000,000 a   10,000,000

Oklahoma--1.4%

Muskogee Medical Center Authority, Revenue
  2.55% (LOC; Bank of America)   4,900,000 a   4,900,000
Oklahoma Student Loan Authority, Student Loan Revenue
  (Student Loan Bonds and Notes)
  2.39% (Insured; MBIA and Liquidity Facility; DEPFA Bank)   10,000,000 a   10,000,000
Payne County Economic Development Authority, Student
  Housing Revenue (Osuf Phase 3 Student Project)
  2.51% (Insured; AMBAC and Liquidity Facility; Dexia
  Credit Locale)   8,500,000 a   8,500,000

Oregon--1.1%

Portland Housing Authority, Revenue
  (New Columbia-Cecelia Project) 2.55% (LOC; Bank of
  America)   5,250,000 a   5,250,000
Roaring Fork Municipal Products LLC, Revenue
  2.64% (Insured; FGIC and Liquidity Facility;
  Bank of New York)   7,775,000 a   7,775,000
Washington County Housing Authority, MFHR
  (Cedar Mill Project) 2.70% (LOC; M&T Bank)   4,055,000 a   4,055,000

Pennsylvania--7.5%

Berks County Industrial Development Authority, IDR
  (EJB Paving and Materials)
  2.64% (LOC; Wachovia Bank)   1,250,000 a   1,250,000
Bethlehem Area School District, GO Notes
  2.52% (Insured; FSA and Liquidity Facility; Dexia Credit
  Locale)   10,000,000 a   10,000,000
Dauphin County General Authority, Revenue:
  2.45% (Insured; FSA and Liquidity Facility; Bank of
    Nova Scotia and KBC Bank)   15,925,000 a   15,925,000
  (Education and Health Loan Program) 2.54% (Insured;
    AMBAC and Liquidity Facility; JPMorgan Chase Bank)   4,635,000 a   4,635,000
  (School District Pooled Financing Program II)
    2.45% (Insured; AMBAC and Liquidity Facility; Bank of
    Nova Scotia)   25,000,000 a   25,000,000
East Hempfield Township Industrial Development Authority,
  IDR (Mennonite Home Project)
  2.60% (LOC; M&T Bank)   12,120,000 a   12,120,000
Harrisburg Authority, Water Revenue, Refunding
  2.54% (Insured; FGIC and Liquidity Facility; FGIC)   14,520,000 a   14,520,000
Lancaster County Hospital Authority, Senior Living
  Facilities Revenue (Quarryville Presbyterian)
  2.50% (LOC; M&T Bank)   12,400,000 a   12,400,000

Pennsylvania Housing Finance Agency, SFMR		
2.39% (Liquidity Facility; DEPFA Bank)	5,000,000 a	5,000,000
Venango County Industrial Development Authority,		
RRR, CP (Scrubgrass Project)		
2.77%, 9/9/2005 (LOC; Dexia Credit Locale)	11,000,000	11,000,000
West Cornwall Township Municipal Authority, GO Notes,		
Refunding (Bethlehem School District Project)		
2.52% (Insured; FSA and Liquidity Facility; Dexia Credit		
Locale)	9,800,000 a	9,800,000

Rhode Island--.2%

Rhode Island Industrial Facilities Corporation, IDR		
(Cooley Inc. Project) 2.42% (LOC; Citizens Bank of		
Rhode Island)	2,750,000 a	2,750,000

South Carolina--.6%

Kershaw County School District, GO Notes, BAN		
3%, 7/14/2006	4,500,000	4,503,272
South Carolina Jobs-Economic Development Authority,		
EDR (Virtual Image Technology)		
2.54% (LOC; Royal Bank of Canada)	4,500,000 a	4,500,000
South Carolina State Public Service Authority, Revenue		
2.53% (Insured; FGIC)	1,500,000 a	1,500,000

South Dakota--.6%

Yankton, IDR (Kolberg-Pioneer Inc. Project)		
2.45% (LOC; Wachovia Bank)	9,200,000 a	9,200,000

Tennessee--4.3%

Blount County Public Building Authority, Revenue		
Local Government Public Improvement 2.51% (Insured;		
AMBAC and Liquidity Facility; Regions Bank)	4,045,000 a	4,045,000
Johnson City Health and Educational Facilities Board, HR:		
2.48% (Insured; MBIA and Liquidity Facility; Lehman		
Liquidity LLC)	14,625,000 a	14,625,000
2.56% (Liquidity Facility; Merrill Lynch)	10,000,000 a	10,000,000
Memphis:		
Electric System Revenue (Putters Program)		
2.53% (Insured; MBIA and Liquidity		
Facility; JPMorgan Chase Bank)	14,000,000 a	14,000,000
GO		
2.53% (Insured; MBIA and Liquidity Facility;		
Merrill Lynch)	22,990,000 a	22,990,000
Oak Ridge Industrial Development Board,		
Industrial Revenue (Oak Ridge Universities)		
2.52% (LOC; Allied Irish Bank)	4,680,000 a	4,680,000

Texas--5.2%

Crawford Education Facilities Corporation, Education		
Revenue (Woodlands Academy Preparatory		
School) 2.54% (LOC; U.S. Bank NA)	4,365,000 a	4,365,000
Harris County Housing Finance Corporation, MFHR		
(Wellington Park Apartments) 2.57% (Insured; FNMA)	5,500,000 a	5,500,000

Harris County Industrial Development Corporation SWDR (Deer Park Refining) 2.46%	15,200,000 a	15,200,000
Houston Industrial Development Corporation, Industrial Revenue (Aero Houston Project) 2.55% (LOC; Bank One)	4,980,000 a	4,980,000
Lubbock, Tax and Waterworks System Surplus Revenue 3.25%, 2/15/2006 (Insured; FSA)	1,700,000	1,705,015
Revenue Bond Certificate Series Trust Various States Housing Revenue:		
(Greens) 3% (GIC; AIG Funding Inc.)	4,320,000 a	4,320,000
(Pebble Brooke) 3% (GIC; AIG Funding Inc.)	7,000,000 a	7,000,000
Texas:		
GO Notes, Refunding (College Student Loan) 2.65%, 2/1/2011(Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	11,000,000	11,000,000
Revenue, TRAN 4.50%, 8/31/2006	15,000,000	15,223,650
Texas Department of Housing and Community Affairs, MFHR (Saint Augustine Estate) 2.57% (LOC; JPMorgan Chase Bank.)	7,650,000 a	7,650,000
Victory Street Public Facility Corporation, MFHR (Uvalde Ranch Apartments) 2.60% (LOC; Bank of America)	6,650,000 a	6,650,000

Vermont--.2%

Vermont Student Assistance Corporation, Student Loan Revenue 2.60% (LOC; State Street Bank and Trust Co.)	3,500,000 a	3,500,000

Virgina--.5%

Ashland Industrial Development Authority, IDR (Tru-Wood Cabinets Project) 2.62 (LOC; Regions Bank)	3,835,000 a	3,835,000
Charles City County Economic Development Authority, SWDR (Waste Management Inc. Project) 2.55% (LOC; JPMorgan Chase Bank)	4,500,000 a	4,500,000

Washington--1.9%

Chelan County Public Utility District Number 001 Consolidated Revenue (Merlots Program) 2.45% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	6,990,000 a	6,990,000
Port of Seattle, Revenue (Merlots Program) 2.45% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	5,525,000 a	5,525,000
Seattle Housing Authority, Revenue (High Point Project Phase I) 2.57% (LOC; Bank of America)	4,300,000 a	4,300,000
Washington, GO Notes (Merlots Program) 2.40% (Insured: FGIC and MBIA and Liquidity Facility; Wachovia Bank)	8,995,000 a	8,995,000
Washington Economic Development Finance Authority, SWDR (Cedar Grove Composing Project) 2.44% (LOC; Wells Fargo Bank)	5,790,000 a	5,790,000

West Virginia--.1%

Pendleton County, IDR

(Greer Steel Project) 2.59% (LOC; PNC Bank)	800,000 a	800,000
Wisconsin--.7%		
Park Falls, IDR (Weather Shield Project) 2.65% (LOC; Bank One)	5,300,000 a	5,300,000
West Allis, Revenue (State Fair Park Exposition) 2.54% (LOC; U.S. Bank NA)	6,200,000 a	6,200,000
Wyoming--2.8%		
Campbell County, IDR (Two Elk Power Generation Station Project):		
2.40%, 12/1/2005 (GIC; Royal Bank of Canada)	27,300,000	27,300,000
2.90%, 12/1/2005 (LOC; Citibank)	18,000,000	18,000,000
U.S. Related--.1%		
Puerto Rico Public Finance Corporation, Revenue 2.51% (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	900,000 a	900,000
Total Investments (cost $1,615,439,615)	**99.7%**	**1,615,481,142**
Cash and Receivables (Net)	**.3%**	**5,152,227**
Net Assets	**100.0%**	**1,620,633,369**

Summary of Abbreviations

ACA	American Capital Access
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environment Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limitied Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)*
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	88.6
AAA, AA, A b		Aaa, Aa, A b		AAA, AA, A b	6.1
Not Rated c		Not Rated c		Not Rated c	5.3
					100.0

* Based on total investments.

a Securities payable on demand. Variable interest rate - subject to periodic change.

b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.

c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the
   Manager to be of comparable quality to those rated securities in which the Fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.